Via Facsimile and U.S. Mail
Mail Stop 6010

September 12, 2006

Mr. Kriss Cloninger III
President, Chief Financial Officer and Treasurer
Aflac Incorporated
1932 Wynnton Road
Columbus, Georgia 31999

Re: Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 28, 2006
File No. 001-07434

Dear Mr. Cloninger,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief